HUGHES CROWDFUNDING CPA, PC

1156 Bowman Rd, Suite 200

Mount Pleasant, SC 29464

INDEPENDENT AUDITOR'S REPORT

To the Members of

Hope Multiplied, LLC:

Opinion

We have audited the accompanying financial statements of Hope Multiplied, LLC (the "Company"), which comprise the balance sheet as of May 31, 2026, and the related statements of income, changes in members' equity, and cash flows for the fiscal year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Hope Multiplied, LLC as of May 31, 2026, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (U.S. GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

As discussed in the Going Concern note to the financial statements, the Company has no independent revenue-generating operations apart from the marketing and distribution campaign described in the financial statements, has incurred recurring net operating losses, and is dependent on outside financing — including the proceeds of its Regulation Crowdfunding offering, a planned supplemental Regulation D offering, and continued discretionary support from He Calls We Run, LLC ("HCWR") and its affiliates — to fund operations over the next twelve months. As further discussed in that note, a significant reduction in the Company's outstanding indebtedness subsequent to fiscal year end was funded entirely by a discretionary capital contribution from HCWR, rather than by independent Company revenue or operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. Management's plans regarding these matters are also described in the Going Concern note. Our opinion is not modified with respect to this matter.

Emphasis of Matter — Related Party Transactions

As described in the notes to the financial statements, the Company is party to significant related-party transactions and relationships, including: advances from Attitude Is Altitude, LLC, an entity owned and operated by Nick Vujicic, a founding member of the Company, formalized in a Promissory Note dated July 28, 2026; a monthly consulting fee paid to Starfish Stories, LLC, owned by the Company's managing member; and Advertising Revenue earned from HCWR, an affiliate under common control, in connection with the Company's marketing and advertising campaign coordination. As disclosed, the terms of these arrangements may not reflect terms that could be obtained from, or would be offered to, an unrelated party. We draw attention to this matter. Our opinion is not modified with respect to this matter.

Emphasis of Matter — Subsequent Events

As described in the notes to the financial statements, subsequent to May 31, 2026: (i) the Company was released from liability for certain production-related debt associated with the underlying film pursuant to a release agreement effective July 24, 2026, although the underlying debt remains outstanding, in restructured form, at the HCWR level; (ii) the Company's note payable to a third-party lender was paid in full, together with accrued interest; (iii) HCWR received a $500,000 equity investment from a third party in exchange for Class A equity, which shares pari passu, pro rata Tier 1 priority with the Company's Regulation Crowdfunding investors, and a portion of the proceeds of that investment was used to fund a payment to the Company that the Company recognized as revenue and applied to reduce its then-outstanding indebtedness; (iv) the Company became aware of a claim asserted against an affiliate regarding certain rights to the underlying film, which the affiliate believes to be without merit; (v) the Company extended the deadline for its Regulation Crowdfunding offering and revised the corresponding use of proceeds; and (vi) the membership interest of Nick Vujicic, a founding member of the Company, was amended from 40% to 35% in order to meet an ownership threshold associated with a non-profit organization affiliated with Mr. Vujicic. We draw attention to these matters, including their effect on the Company's liquidity and capital structure as discussed in the Going Concern note. Our opinion is not modified with respect to these matters.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we exercised professional judgment and maintained professional skepticism throughout the audit. We also: identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error, and designed and performed audit procedures responsive to those risks; obtained an understanding of internal control relevant to the audit in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control; evaluated the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management; and concluded, based on the audit evidence obtained, whether substantial doubt exists related to events or conditions that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

HUGHES CROWDFUNDING CPA, P.C.

Mount Pleasant, South Carolina

September 11, 2026

Hope Multiplied LLC

Profit and Loss

June, 2025-May, 2026

	Total
Income	
Gross Profit	
Expenses	
Accounting Fees	1,499.00
Bank Fees	189.00
Interest Expense	18,111.78
Marketing Expense	$57,381.14
Advertising	121,542.39
Management	90,000.00
Total for Marketing Expense	**$268,923.53**
Total for Expenses	**$288,723.31**
Net Operating Income	**-$288,723.31**
Net Income	**-$288,723.31**

Hope Multiplied LLC

Balance Sheet

As of May 31, 2026

	Total
Assets	
Current Assets	
Bank Accounts	
HOPE MULTIPLIED LLC (3157) - 1	88.47
Total for Bank Accounts	**$88.47**
Total for Current Assets	**$88.47**
Total for Assets	**$88.47**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	78,100.00
Total for Accounts Payable	**$78,100.00**
Other Current Liabilities	
Loan Payable - AIA	190,500.00
Loan Payable - Ash Greyson	$20,000.00
Accrued Interest	111.78
Total for Loan Payable - Ash Greyson	**$20,111.78**
Loan Payable - He Calls We Run	0.00
Loan Payable - Idea Insurance	0.00
Total for Other Current Liabilities	**$210,611.78**
Total for Current Liabilities	**$288,711.78**
Total for Liabilities	**$288,711.78**
Equity	
Opening Balance Equity	100.00
Retained Earnings	
Net Income	-288,723.31
Total for Equity	**-$288,623.31**
Total for Liabilities and Equity	**$88.47**

Hope Multiplied LLC

Statement of Cash Flows

June, 2025-May, 2026

Account Name	Total
OPERATING ACTIVITIES	
Net Income	-288,723.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	78,100.00
Loan Payable - AIA	190,500.00
Loan Payable - Ash Greyson	20,000.00
Loan Payable - Ash Greyson:Accrued Interest	111.78
Loan Payable - He Calls We Run	0.00
Loan Payable - Idea Insurance	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$288,711.78**
Net cash provided by operating activities	**-$11.53**
FINANCING ACTIVITIES	
Opening Balance Equity	100.00
Net cash provided by financing activities	**$100.00**
NET CASH INCREASE FOR PERIOD	$88.47
Cash at beginning of period	$0.00
CASH AT END OF PERIOD	$88.47

HOPE MULTIPLIED, LLC

Statement of Changes in Members' Equity

For the Fiscal Year Ended May 31, 2026

Balance, June 1, 2025	$0.00
Capital contributions	100.00
Net loss for the period	(288,723.31)
Balance, May 31, 2026	**$(288,623.31)**

Note: Equity is presented in aggregate, as confirmed by management. Ties to Total Equity on the Balance Sheet as of May 31, 2026. Loans from related parties (see Note 3, Related Party Transactions) are classified as liabilities and are not reflected in this statement.

Confirmed by management (Marc Harper) via written correspondence, September 11, 2026.

HOPE MULTIPLIED, LLC

Notes to Financial Statements — DRAFT

For the Fiscal Year Ended May 31, 2026

Note 1 — Nature of Operations

Hope Multiplied, LLC (the "Company") is a limited liability company organized in Oklahoma on May 19, 2025. The Company was formed to raise and manage funds, through a Regulation Crowdfunding ("Reg CF") offering, supporting the marketing and distribution of the feature-length film No Limbs No Limits: The NickV Story. The Company's members are Marc Harper (60%, Managing Member) and Nick Vujicic (40% as of the fiscal year end, admitted effective January 1, 2026 — see Note X regarding his admission and Note Y regarding a subsequent change in his ownership percentage).

Note 2 — Going Concern

The Company has no independent revenue-generating operations apart from the marketing and distribution campaign described in these financial statements, has incurred recurring net operating losses, and is dependent on outside financing to fund operations over the next twelve months. Management's mitigation plans include: (i) proceeds from the Company's Regulation Crowdfunding offering (minimum target $250,000); (ii) an ongoing supplemental Regulation D offering by He Calls We Run, LLC ("HCWR"); and (iii) continued support from Nick Vujicic / Attitude Is Altitude, LLC under a promissory note permitting advances up to $250,000. Subsequent to fiscal year end, total indebtedness was reduced from $288,712 to $122,500 through discretionary HCWR support (see Notes 3 and Y). There is no assurance these sources will be sufficient, or that anticipated revenue or affiliate support will materialize. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. Accordingly, no related adjustments have been made to the financial statements.

Note 3 — Related Party Transactions

Attitude Is Altitude ("AIA"), an entity affiliated with Nick Vujicic, a founding member of the Company, is party to a promissory note dated July 28, 2026, with a $250,000 cap, subordinated behind Senior Debt and Vendor Payables. $75,000 of the note was paid down using a capital infusion from HCWR, leaving $122,500 outstanding as of the most recent filing date. Starfish Stories, an entity affiliated with Marc Harper, the Company's Managing Member, receives a monthly management fee of approximately $7,500–$8,000, and is a disclosed related party. The Company also earns Advertising Revenue from HCWR, an affiliate under common control, in connection with coordinating and executing HCWR's marketing campaign; this is distinct from Distribution Revenue, which alone funds investor repayment.

Note 4 — Production Debt

Pursuant to a Release Letter dated July 24, 2026, the Company was released from liability for certain production-related debt associated with the underlying film. This release was not a cash repayment — no funds moved through the Company. The underlying debt remains outstanding, in restructured form, at the HCWR level.

Note 5 — Accounts Payable

As of May 31, 2026, accounts payable was $78,100.00, consisting of amounts owed to vendors in the ordinary course of business, primarily related to marketing, public relations, and management services. Subsequent to fiscal year end, this balance was substantially reduced using a discretionary capital contribution from HCWR (see Note Y, Subsequent Events); a new post-fiscal-year-end accounts payable balance of $53,087.50, tied to actual invoices, existed as of a fresh pull performed September 9, 2026.

Note 6 — Revenue Recognition

The Company recognizes two categories of revenue: Advertising Revenue, paid by HCWR to the Company to coordinate and execute HCWR's marketing campaign, and Distribution Revenue, which alone funds investor repayment under the terms of the offering. Under ASC 606, the Company has evaluated its role in the Advertising Revenue arrangement as principal rather than agent, based on the Company's discretion in vendor selection, its negotiation of vendor pricing, and its exposure to credit risk without markup; accordingly, Advertising Revenue is recognized on a gross basis. No Advertising Revenue was recognized as of May 31, 2026.

Note 7 — Equity Investment in Affiliate / Dilution

Subsequent to fiscal year end, HCWR received a $500,000 equity investment from a third party in exchange for Class A equity in HCWR, sharing pari passu, pro rata Tier 1 priority with the Company's Reg CF investors. This event, and its dilutive effect on Tier 1 priority, is disclosed in the offering materials (Significant Event section, Risk Factor 23, Exhibit E Diagram 2). A second prospective Class A investment and a $1,000,000 P&A facility remain unfunded and unsigned as of the most recent filing date; management has represented, in writing, that further disclosure of this prospective arrangement is a matter of management's own judgment, not confirmed by counsel.

Note X — Member Equity / Related-Party Membership Admission

On January 1, 2026, He Calls We Run LLC principal Nick Vujicic was admitted as a member of the Company, receiving a 40% membership interest in exchange for non-cash consideration characterized by management as “Goodwill.” No dollar value was assigned to this contribution and no corresponding asset was recorded, as the consideration received did not constitute an identifiable asset with a measurable fair value; under U.S. GAAP, internally generated goodwill is not a recognizable asset (ASC 350). Accordingly, no amount has been recorded in the Company's financial statements attributable to this admission. This transaction is a related-party transaction, as Mr. Vujicic is a principal of He Calls We Run LLC, which owns the intellectual property associated with the Film.

Note 9 — Litigation

The Company is aware of a claim asserted against an affiliate regarding certain rights to the underlying film, brought by a former contractor. Per an opinion letter from the affiliate's counsel, the Company is not a named party to this claim, and any exposure is subordinated behind investor repayment. The affiliate believes the claim to be without merit.

Note Y — Subsequent Events

Subsequent to May 31, 2026: (i) the Company was released from liability for certain production-related debt associated with the underlying film pursuant to a release agreement effective July 24, 2026, although the underlying debt remains outstanding, in restructured form, at the HCWR level; (ii) the Company's note payable to a third-party lender (Ash Greyson, $20,000 senior secured note) was paid in full on August 19, 2026, together with $631.23 of accrued interest; (iii) HCWR received a $500,000 equity investment from a third party in exchange for Class A equity, which shares pari passu, pro rata Tier 1

priority with the Company's Regulation Crowdfunding investors, and a portion of the proceeds of that investment was used to fund a payment to the Company that the Company recognized as revenue and applied to reduce its then-outstanding indebtedness; (iv) the Company became aware of a claim asserted against an affiliate regarding certain rights to the underlying film, which the affiliate believes to be without merit; (v) the Company extended the deadline for its Regulation Crowdfunding offering, from October 1, 2026 to November 15, 2026, and revised the corresponding use of proceeds; and (vi) the membership interest of Nick Vujicic, a founding member of the Company, was amended from 40% to 35%, in order to meet an ownership threshold associated with a non-profit organization affiliated with Mr. Vujicic. This amendment occurred after the fiscal year-end and does not affect the Company's equity balances as reported as of May 31, 2026. The reduction of accounts payable to $53,087.50 as a subsequent event is disclosed in Note 5.

Management Confirmation

By signature below (or written confirmation via email), management confirms it has reviewed the note language above, confirms the underlying facts and figures are accurate and complete, and accepts this language as management's own representation for inclusion in the Company's audited financial statements.

Marc Harper
09-11-2026